SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

CELL THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2010

5.75% Convertible Senior Notes due 2011

6.75% Convertible Senior Notes due 2010

7.5% Convertible Senior Notes due 2011

9.0% Convertible Senior Notes due 2012

(Title of Class of Securities)

150934AF4

150934AL1 & 150934AM9

150934AH0 & 150934AG2

150934AK3 & 150934AJ6

150934AN7

(CUSIP Numbers of Class of Securities)

James A. Bianco, M.D.

Chief Executive Officer

501 Elliott Avenue Suite 400

Seattle, WA 98119

(206) 282-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

C. Brophy Christensen, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8700	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$89,207,250	$4,978

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of an aggregate of $89,207,250 principal amount of the outstanding 4% Convertible Senior Subordinated Notes due 2010, 5.75% Convertible Senior Notes due 2011, 6.75% Convertible Senior Notes due 2010, 7.5% Convertible Senior Notes due 2011, and 9.0% Convertible Senior Notes due 2012 (collectively, the “Notes”), at the maximum purchase price, as described herein, assuming the holders of the Notes tender the full $89,207,250 aggregate principal amount of the Notes.
**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,978

Form or Registration No.: Schedule TO

Filing Party: Cell Therapeutics, Inc.

Date Filed: May 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2009, by Cell Therapeutics, Inc., a Washington corporation (the “Company”), as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on May 12, 2009 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on May 15, 2009 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on May 19, 2009 (“Amendment No. 3”), that certain Amendment No. 4 to Schedule TO filed with the SEC on May 20, 2009 (“Amendment No. 4”) and that certain Amendment No. 5 to Schedule TO filed with the SEC on May 28, 2009 (“Amendment No. 5” and together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule TO”). The Schedule TO relates to the offer by the Company to exchange (the “Exchange Offer”) shares of the Company’s common stock, no par value, and cash for an aggregate of up to $89,207,250 principal amount of its outstanding 4% Convertible Senior Subordinated Notes due 2010, 5.75% Convertible Senior Notes due 2011, 6.75% Convertible Senior Notes due 2010, 7.5% Convertible Senior Notes due 2011, and 9.0% Convertible Senior Notes due 2012, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 12, 2009, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, that certain Supplement No. 1 to the Offer to Exchange, dated May 19, 2009, Amendment No. 4 and Amendment No. 5 (collectively, the “Offer to Exchange”), and in the Amended and Restated Letter of Transmittal, a copy of which was attached to Amendment No. 3 as Exhibit (a)(1)(vii) (the “Letter of Transmittal”), and the other related Exchange Offer materials (as amended or supplemented from time to time).

This Amendment is filed solely to include information related to our current report on Form 8-K filed with the SEC on May 29, 2009 in the Schedule TO and as part of the Offer to Exchange

Amendment to the Offer to Exchange

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

The fourth bullet point under the heading “Incorporation of Documents by Reference” beginning on page v of the Offer to Exchange is hereby amended and restated in its entirety as follows: “our current reports on Form 8-K, filed with the SEC on January 6, 2009, January 8, 2009, January 29, 2009, February 9, 2009, February 23, 2009, March 6, 2009, March 16, 2009 (Items 1.01 and 2.01 only), March 27, 2009, April 13, 2009, April 14, 2009, April 17, 2009, May 12, 2009 (Item 1.01 only), May 15, 2009, May 20, 2009, May 28, 2009 and May 29, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CELL THERAPEUTICS, INC.

/s/ James A. Bianco, M.D.
James A. Bianco, M.D.
Chief Executive Officer

Date: May 29, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Exchange, dated May 12, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)*	Supplement No. 1 to Offer to Exchange, dated May 19, 2009.

(a)(1)(vii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated May 11, 2009.

(a)(5)(ii)*	Press Release, dated May 12, 2009.

(a)(5)(iii)*	Press Release, dated May 18, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 23, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.5 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(2)	Indenture, dated as of November 4, 2005, by and between the Company and U.S. Bank National Association, as Trustee relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

(d)(3)	Indenture, dated as of April 27, 2006, by and between the Company and U.S. Bank National Association, as Trustee relating to the 7.5% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(4)	Indenture, dated as of December 12, 2007, by and between the Company and U.S. Bank National Association, as Trustee relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(5)	Indenture, dated as of March 3, 2008, by and between the Company and U.S. Bank National Association, as Trustee relating to the 9% Convertible Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on March 5, 2008).

(d)(6)	Registration Rights Agreement, dated June 23, 2003, between the Company and the initial purchasers relating to the 4.0% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(7)	Registration Rights Agreement, dated November 4, 2004, between the Company and the initial purchasers relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

(d)(8)	Registration Rights Agreement, dated April 27, 2006, between the Company and the initial purchasers relating to the 7.5% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(9)	Registration Rights Agreement, dated December 12, 2007, between the Company and the initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(10)	Form of Exchange Agreements, by and between the Company and certain initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.